FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2003
Commission File Number 000-30674

                     ASIACONTENT.COM, LTD. (In liquidation)
                 (Translation of registrant's name into English)

                                 18/F MLC TOWER
                              248 QUEEN'S ROAD EAST
                               WAN CHAI, HONG KONG
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |_|


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                                  Exhibit Index

Exhibit                    Description of Exhibit                      Page
-------                    ----------------------                      ----

1.                         Press Release                                6


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

Press Release

The Registrant issued a press release dated March 4, 2003 announcing it had entered into an agreement with DoubleClick International Internet Advertising Limited to terminate the parties' joint ventures. The press release is attached as Exhibit 1 and incorporated herein by reference.


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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 4, 2003

                                         ASIACONTENT.COM, LTD (In liquidation)
                                         -------------------------------------
                                                     (Registrant)


                                         By: /s/ BDO International
                                             -------------------------
                                         BDO International
                                         Liquidator


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

                                                                       Exhibit 1

Asiacontent.com Announces Termination of Joint Ventures

Hong Kong/New York, March 4, 2003 - Asiacontent.com, Ltd. (OTC BB: IASIF.OB) (the "Company") today announced that it had reached agreement with DoubleClick International Internet Advertising Limited, its joint venture partner, to terminate the parties' two joint ventures, DoubleClick Media Asia Limited and DoubleClick Korea (BVI) Ltd. The joint ventures have provided internet advertising solutions to online advertisers and web publishers since 1999. DoubleClick International Internet Advertising Limited is a subsidiary of DoubleClick Inc.

Pursuant to the agreement between the Company and DoubleClick International Internet Advertising Limited, the joint venture operating companies will enter voluntary liquidation in their respective jurisdictions of incorporation.

After the closing of the transaction between the Company and DoubleClick International Internet Advertising Limited, BDO International, the Company's liquidator, expects to deliver a progress report to shareholders concerning the status of the liquidation.

As previously announced, the Company commenced voluntary winding up and liquidation on July 10, 2002.

--------------------------------------------------------------------------------
This release contains forward-looking statements with respect to the Company's joint ventures with DoubleClick International Internet Advertising, Limited and the Company's liquidation and dissolution. Factors that may cause actual results to differ materially from these forward-looking statements include the following: a failure to complete the termination of the joint ventures with DoubleClick International Internet Advertising Limited, amounts to be realized in connection with the sale of the Company's assets, the ability of the Company to effect an orderly wind down of its operations, the possible delay in implementation or termination of the Company's or the joint venture entities' plans of liquidation and dissolution, the timing and amount of payments to members, the effect of litigation in which the Company is involved and unknown liabilities which may be asserted in connection with the liquidation. Please refer to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and the Company's other filings with the SEC from time to time, for a description of certain additional factors which may cause results to differ materially from those indicated by these forward-looking statements.


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